                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 1)(1)

                            U.S. ENERGY SYSTEMS, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)

                                    902951102
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                                 (CUSIP NUMBER)

                                BERNARD J. ZAHREN
                           POND VIEW CORPORATE CENTER
                             76 BATTERSON PARK ROAD
                              FARMINGTON, CT 06032
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   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
                              AND COMMUNICATIONS)

                               - with copies to -

                             STEPHEN ROSENBERG, ESQ.
               POST, POLAK, GOODSELL, MACNEILL & STRAUCHLER, P.A.
                             425 Eagle Rock Avenue,
                           Roseland, New Jersey 07068
                                 (973) 228-9900

                                   April 2007
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             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box. | |

                  Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See
         Rule 13d-7(b) for other parties to whom copies are to be sent.

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

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CUSIP No. 902951102                                            Page 2 of 8 Pages

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1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    BERNARD J. ZAHREN
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2.  CHECK THE APPROPRIATE BOX IF A GROUP*                              (a)
                                                                       (b) |X|

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3.  SEC USE ONLY

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4.  SOURCES OF FUNDS

    00
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e)

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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES
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                     7.      SOLE VOTING POWER               977,642
     NUMBER OF      ------------------------------------------------------------
      SHARES
   BENEFICIALLY      8.      SHARED VOTING POWER              20,000
     OWNED BY       ------------------------------------------------------------
       EACH
     REPORTING       9.      SOLE DISPOSITIVE POWER          977,642

   PERSON WITH      ------------------------------------------------------------

                    10.      SHARED DISPOSITIVE POWER         20,000

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     997,642

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     4.67%
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14. TYPE OF REPORTING PERSON*                            IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 902951102                                            Page 3 of 8 Pages

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ITEM 1  SECURITY AND ISSUER

        Title of Class of Securities

        Common Stock (the "Shares")

        Name and Address of Issuer

        U.S. Energy Systems, Inc.
        750 Lexington Avenue, 15th Floor
        New York, New York 10022

ITEM 2  IDENTITY AND BACKGROUND

(a)     Bernard J. Zahren (the "Reporting Person")

(b)     Pond View Corporate Center, 76 Batterson Park Road, Farmington,
        Connecticut 06032

(c)     President, Zahren Financial Company, LLC, Pond View Corporate Center, 76
        Batterson Park Road, Farmington, Connecticut 06032

(d) - (e) During the last five years, the Reporting Person, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     United States

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Person originally acquired the Issuer's securities as a result of a merger between the Issuer and Zahren Alternative Power Corporation
("Zapco"). The securities acquired by Reporting Person in connection with that transaction included 195,138 Shares, warrants to acquire 75,394 Shares and
29,398 shares of Series C Preferred Stock, which were convertible into 176,388
Shares, for a total, on a fully-converted basis, of 446,920 Shares*. However,
2023 shares of the Series C Preferred Stock (representing 12,138 Shares) were held in an escrow account over which Reporting Person had no control and which were released from that escrow to Reporting Person in the fall of 2005. Other securities were also held in an escrow account and Reporting Person never acquired beneficial ownership of such securities.

----------------------------------

*In Reporting Person's original Schedule 13D filing, the shares of Series C
Preferred Stock were incorrectly shown as 27,375 shares. This was, in fact, the number of Series C Preferred shares which were freely held by the Reporting
Person at that time. However, the entry should have been shown as 164,250 underlying Shares, the Shares into which the preferred shares were convertible.
Thus, on Reporting Person's original 13D, a total of 934,782 Shares should have been shown as beneficially owned by Reporting Person at that time, as compared to the total of 977,642 shown on this Amendment No. 1, a difference of 42,860
Shares.

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CUSIP No. 902951102                                            Page 4 of 8 Pages

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The Reporting Person acquired an interest in ESI, LLC with his personal funds.
ESI, LLC owned shares of the Issuer's Series D Preferred Stock, 25,556 of which shares were distributed to the Reporting Person in 2006. These preferred shares were subsequently converted into Shares. (The Reporting Person did not have voting or dispositive power with respect to the Issuer's securities owned by
ESI, LLC and acquired such power only upon distribution to him.)

If the Reporting Person purchases the Issuer's securities in the future, he will do so using personal funds.

ITEM 4  PURPOSE OF TRANSACTION

     The Reporting Person originally acquired the Issuer's securities for investment purposes as a result of a merger between Zapco and the Issuer. He originally acquired his interest in ESI, LLC for investment. The Shares he received from the Issuer in 2006 were in consideration for consulting services.
The Reporting Person has, and intends in the future, to evaluate the business and business prospects of the Issuer, as well as his present and future interest in, and intentions with respect to, the Issuer.

     In connection therewith, the Reporting Person has, and may from time to time in the future, consult with the Issuer's management and other shareholders regarding various transactions contemplated, from time to time, by the Issuer's management and/or Board of Directors and may take positions which are critical of or adverse to the Issuer's management.

     Other than as described above, the Reporting Person does not have any plans or proposals, which would result in any of the following:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the
Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the
Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

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CUSIP No. 902951102                                            Page 5 of 8 Pages

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     (i) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) any action similar to any of those enumerated above.

     As noted above, the Reporting Person intends to continuously review his investment in the Issuer. The Reporting Person may at any time in the future determine to change his investment intent and may determine to:

     (i) dispose all or a portion of his Shares;

     (ii) acquire additional securities of the Issuer through open market purchases, private agreements, tender off or otherwise; or

     (iii) take any other available course of action which could involve one or more of the types of transactions, or have one or more of the results, described in the immediately preceding paragraph.

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The Reporting Person is the beneficial owner of an aggregate of 997,642
Shares, representing approximately 4.67% of the outstanding Shares (based upon
21,344,513 Shares outstanding based upon information received in April, 2007 from the Issuer). The Reporting Person has sole voting and dispositive control of 977,642 Shares and shared voting and dispositive control of 20,000 of the
Shares.

     The Shares of which the Reporting Person is the beneficial owner include
Shares which may be acquired within 60 days following the date hereof, as further described below.

           Currently owned                                497,642

           Underlying Options                             500,000

                                                           ------

                                 Total                    997,642
                                                          =======

Included within the Shares currently owned by the Reporting Person are 20,000
Shares which the Reporting Person donated to his family charitable foundation.

In Reporting Person's original Schedule 13D, he reported the ownership of 27,375 shares of Series C Preferred Stock of the Issuer. Together with an additional
2023 shares of Series C Preferred Stock released from escrow in 2005, those shares were converted in 2006 into 235,184 Shares, at the rate of 8 Shares for each share of Series C Preferred Stock. In his original Schedule 13D, Reporting
Person also reported the ownership of 75,394 Series C Warrants. These Warrants expired on May 1, 2006 without being exercised.

(c) The following transactions affecting the Reporting Person have been effected in the class of securities since the filing of the Reporting Person's original
Schedule 13D.

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CUSIP No. 902951102                                            Page 6 of 8 Pages

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A.  Sales of Shares
    ---------------

Transaction Date      Number of Shares Sold      Price per Share ($)
----------------      ---------------------      -------------------

5/31/06                   30,000                      3.77
6/01/06                   20,000                      3.87
6/23/06                   25,000                      4.20
7/28/06                   20,000                      4.99
7/31/06                   25,256                      5.55
8/01/06                   11,885                      5.70
8/02/06                   17,859                      6.07
8/03/06                    1,000                      6.25
8/04/06                   23,300                      6.35
8/07/06                   15,700                      6.67
8/08/06                    6,238                      6.81
                           -----
TOTAL                    196,238 Shares sold in 2006

B. Acquisition of Shares from the Company
   --------------------------------------

Transaction Date      Number of Shares Received       Price per Share ($)
----------------      ---------------------           -------------------
                                                            *
6/20/06                   161,336

C. Acquisition from escrow in 2005 of 2023 shares of Series C Preferred Stock.

D.  Conversion of Series C Preferred Stock
    --------------------------------------

Transaction Date      Number of Shares Acquired      Shares Exchanged
----------------      -------------------------      ----------------

6/20/06                   235,184                    29,398 shares of Series C
                                                     Preferred Stock

E. Distribution from ESI, LLC
   --------------------------

       Transaction Date      Number of shares of Series D Preferred Acquired
       ----------------      -----------------------------------------------

           3/31/06                         25,556

F.  Conversion of Series D Preferred
    --------------------------------

       Transaction Date      Number of Shares Acquired
       ----------------      -------------------------

          12/27/06                 102,222

(d) Inapplicable.

(e) Based upon information received from the Issuer, in April, 2007.

ITEM 6   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER

None.

* Shares were received as consideration for consulting services to the Issuer.

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CUSIP No. 902951102                                            Page 7 of 8 Pages

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ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

None.

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CUSIP No. 902951102                                            Page 8 of 8 Pages

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SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  May _____, 2007
                                                       (Dated)

                                                  /s/ Bernard J. Zahren
                                                       (Signature)

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                                                                  (Title)